

MCG
CAPITAL
CORPORATION

June 11, 2015

<u>***Via Overnight Courier***</u>

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
         File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Consolidated Class Action Complaint *in re MCG Capital Corporation Stockholders Litigation,* as filed with the Court of Chancery of the State of Delaware on June 10, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

                    Very truly yours,

                    Tod K. Reichert
                    Executive Vice President

Enclosure
cc: Keith Kennedy
           MCG Capital Corporation
         William D. Savitt
         Nicholas Walter
         David E. Shapiro
            Wachtell, Lipton, Rosen & Katz



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MCG CAPITAL CORPORATION STOCKHOLDERS LITIGATION	) CONSOLIDATED) C.A. No. 10992-VCN

VERIFIED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiff Ruth Thomas ("Plaintiff"), through undersigned counsel, bring this Amended Complaint on behalf of herself and the holders of the common stock of MCG Capital Corporation ("MCGC" or the "Company") against (1) the members of the Board of Directors (as defined herein) of MCGC for breaching their fiduciary duties and (2) PennantPark Floating Rate Capital, Ltd. ("PennantPark"), PFLT Panama, LLC ("Merger Sub One"), PFLT Funding II, LLC ("Merger Sub Two"), and PennantPark Investment Advisers, LLC ("Investment Adviser") (collectively, the "PennantPark Entities") for aiding and abetting these breaches. This action seeks to enjoin the merger of Merger Sub One with and into MCGC, with MCGC surviving the merger as a wholly-owned subsidiary of PennantPark, followed immediately thereafter by the merger of MCGC with and into Merger Sub Two (collectively, the "Proposed Transaction"). This action also seeks an order requiring that the MCGC Board comply with its fiduciary obligations and awarding Plaintiff and the Class (as defined herein) damages suffered as a result of Defendants' wrongdoing.

The allegations of this Amended Complaint are based on Plaintiff's knowledge as to herself, and on information and belief based upon, among other things, the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1.   This is a shareholder class action brought by Plaintiff on behalf of MCGC shareholders against the members of the MCGC Board for breaches of fiduciary duty and/or other violations of state law arising out of their efforts to effectuate the merger of MCGC with PennantPark pursuant to an unfair process, for an unfair price, and lacking material disclosures.

2.   On April 29, 2015, MCGC announced that it had entered into a definitive merger agreement (the "Merger Agreement"), pursuant to which Merger Sub One will merge with and into MCGC, with MCGC continuing as the surviving corporation and as a wholly-owned subsidiary of PennantPark, followed immediately thereafter by the merger of MCGC with and into Merger Sub Two. Pursuant to the terms of the Merger Agreement, MCGC shareholders will receive cash and PennantPark stock valued at approximately $4.75 for each share of MCGC common stock that they own (the "Merger Consideration").

3.   This consideration is inadequate and undervalues the Company. Beginning in April 2014, when he was appointed Chief Executive Officer ("CEO") of the Company, Defendant Kennedy – aided by Defendants Neu and O'Keefe – stopped operating the Company as a going concern, instead began winding-down the Company's operations and cashing out its investments, and initiated a

concerted and open effort to sell the Company – or, more accurately, the Company's cash. As a direct result of these machinations, the Company's Net Operating Income ("NOI") fell to zero and below, the Company stopped declaring dividends, and the Company's stock price fell. It was on the tail-end of this dramatic decline that Defendant Kennedy and the other Individual Defendants executed a plan to sell the Company for a price that is (1) well below the historical stock prices the Company achieved when it was operated as a going concern, (2) insufficient even when compared to the Company's operations as Defendant Kennedy wound-down the Company, and (3) also below the value of a competing and outstanding offer by HC2 Holdings, Inc. ("HC2").

4.   The Individual Defendants (as defined herein) undertook this plan for one simple reason – their own personal enrichment. In connection with the consummation of the Proposed Transaction, Defendant Kennedy – who became the Company's CEO barely 18 months ago – will receive approximately **$2,407,787** – almost **five times** his annual salary of $525,000. In addition, following the consummation of the Proposed Transaction, Defendants Neu and O'Keefe – the two Board members who negotiated the terms of the proposed Transaction with PennantPark – will become members of the PennantPark board of directors. In this way, three of the five members of the Board are conflicted with regard to the Proposed Transaction.

5.   To secure these benefits, the Individual Defendants further

exacerbated their breaches of fiduciary duty by agreeing to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

- a termination fee provision whereby the Board agreed that MCGC would pay PennantPark a termination fee of up to $7 million if it terminates the Proposed Transaction;

- a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer and requires that the Board cease certain existing communications and negotiations after a certain time; and

- an information rights provision that requires the Company to notify PennantPark of certain unsolicited competing offers and provide PennantPark with information regarding such offers.

These provisions substantially and improperly limit the Board's ability to investigate and pursue superior proposals and alternatives and virtually guarantee the consummation of the Proposed Transaction.

6. Finally, in the Form N-14 8C Registration Statement filed with the Securities and Exchange Commission on or about May 18, 2015 (the "Registration Statement"), which contains a preliminary proxy statement for MCGC shareholders, Defendants failed to disclose all material information necessary for

MCGC shareholders to make an informed and knowledgeable decision regarding the Proposed Transaction.

7. In sum, Defendants failed to maximize shareholder value and to protect the interests of MCGC's shareholders. Instead, Defendants engaged in a process that was designed to benefit PennantPark and secure material personal benefits for themselves. Each of the Individual Defendants has breached his fiduciary duties and/or has aided and abetted such breaches by favoring PennantPark's or his own financial interests over those of MCGC and its public, non-insider shareholders. As a result, Plaintiff and the other public shareholders are receiving an unfair price in the Proposed Transaction and lack the necessary and material information to consider it.

8. In facilitating the acquisition of MCGC by PennantPark for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants' breaches of their fiduciary duties. As set forth below, instead of working to maximize shareholder value as required, Defendants agreed to hand over the Company and its future prospects to PennantPark for a demonstrably unfair price. If Defendants are able to consummate the Proposed Transaction, MCGC's public shareholders will not receive the true value of their investment. The Merger Consideration does not reflect MCGC's intrinsic value or the value of the Company as the target of a full and fair sale process.

9.   For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants' violations of their fiduciary duties, and from the other Defendants for aiding and abetting the same.

PARTIES

A.   Plaintiff

10.   Plaintiff is, and at all relevant times was, a continuous shareholder of MCGC.

B.   Defendants

11.   Defendant Keith Kennedy serves as the President and CEO, and also as a director, of the Company. Defendant Kennedy joined MCGC in February 2012 as an Executive Vice President and Managing Director, served as the Company's Chief Financial Officer and Treasurer beginning in May 2012, and became its President in March 2014 and its CEO in April 2014. He has served as a director since 2014.

12.   Defendant Richard W. Neu has served as the Chairman of the Company's Board of Directors since April 2009 and as a director since 2007. Defendant Neu also previously served as the Company's CEO from October 2011 to November 2012.

13. Defendant Kenneth J. O'Keefe has served as a director of MCGC since 2001. Defendant O'Keefe also previously served as the Chairman of the Company's Board from February 2005 to March 2007.

14. Defendant Kim D. Kelly has served as director of MCGC since 2004.

15. Defendant Gavin Saitowitz has served as a director of MCGC since 2009.

16. Defendants Kennedy, Neu, O'Keefe, Kelly, and Saitowitz form the Board of Directors of MCGC and are collectively referred to herein as the "Board" or the "Individual Defendants."

17. Defendant MCGC is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 1001 19th Street North, 10th Floor, Arlington, Virginia 22209. MCGC is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States.

18. Defendant PennantPark Floating Rate Capital, Ltd. (previously defined as "PennantPark") is a corporation organized and existing under the laws of the State of Maryland with its principal place of business located at 590 Madison Avenue, 15th Floor, New York, New York 10022.

19. Defendant PFLT Panama, LLC (previously defined as "Merger Sub One") is a limited liability company organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of PFLT.

20.   Defendant PFLT Funding II, LLC (previously defined as "Merger Sub Two") is a limited liability company organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of PFLT.

21.   Defendant PennantPark Investment Advisers, LLC (previously defined as "Investment Adviser") is a limited liability company organized and existing under the laws of the State of Delaware with its principal place of business located at 590 Madison Avenue, 15th Floor, New York, New York 10022. Investment Advisor is PennantPark's external investment adviser.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

22.   By reason of the Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of MCGC and owe them a duty of care, loyalty, good faith, candor, and independence.

23.   By virtue of their positions as directors and/or officers of MCGC, the Individual Defendants, at all relevant times, had the power to control and influence MCGC, did control and influence MCGC, and caused MCGC to engage in the practices complained of herein.

24.   To comply with their fiduciary duties, the Individual Defendants may not take any action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to

search and secure the best value reasonably available under the circumstances for the Company's shareholders; (d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders; and/or (e) contractually prohibits the Individual Defendants from complying with or carrying out their fiduciary duties.

25. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from: (a) participating in any transaction where the Individual Defendants' loyalties are divided; (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

26. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company, or are aiding and abetting others in violating those duties.

27. The Individual Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. The Individual Defendants are knowingly or

recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction and/or aiding and abetting other Defendants' breaches.

AIDING AND ABETTING

28.   In addition to the wrongful conduct herein alleged as giving rise to primary liability, certain of the Defendants further aided and abetted and/or assisted each other in the breach of their respective duties as herein alleged.

29.   During all relevant times hereto, the PennantPark Entities, and each of them, initiated a course of conduct that was designed to: (i) favor PennantPark and the Individual Defendants; (ii) permit PennantPark to acquire MCGC pursuant to a defective sales process; (iii) permit PennantPark to acquire MCGC for an unfair price; and (iv) permit PennantPark to acquire MCGC without MCGC's shareholders being fully informed of all material information relating to the Proposed Transaction. In furtherance of this plan and course of conduct, each of the PennantPark Entities took the actions as set forth herein.

30.   Each of the PennantPark Entities aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each of the PennantPark Entities acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance

of, the wrongdoing. PennantPark Entities' acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

CLASS REPRESENTATION ALLEGATIONS

31. Plaintiff brings this action on behalf of herself and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of all other holders of MCGC common stock who are being and will be harmed by Defendants' actions described below (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

32. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of April 28, 2015 there were approximately 37,074,117 outstanding shares of MCGC common stock. The actual number of public shareholders of MCGC will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including the following:

i) whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)   whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii)   whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

iv)   whether the PennantPark Entities aided and abetted the Individual Defendants' breaches of fiduciary duty; and

v)   whether Plaintiff and other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

c.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d.   Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.   Background

33.   MCGC is a commercial finance company that provides capital and advisory services to lower middle-market companies throughout the United States. Its stated investment objective is to achieve attractive returns by generating current income and capital gains on its investments. The Company's capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital, and other general corporate purposes.

34.   PennantPark is a business development company that primarily invests in U.S. middle-market private companies in the form of floating rate senior secured loans. From time to time, the Company may also invest in mezzanine debt and equity investments. PennantPark is managed by Defendant Investment Adviser.

B.   The Individual Defendants, Led by Defendants Kennedy, Neu, and O'Keefe, Wind-Down the Company and Orchestrate a Sale for a Fraction of Its Value as a Going Concern

35.   In early April 2014, MCGC underwent a significant leadership change, pursuant to which then-CEO and member of its then-Board of Directors, and also one of the Company's co-founders, B. Hagen Saville, retired, and was succeeded as CEO by Defendant Kennedy, who was already serving as the Company's President (the "Leadership Transition").

36.   Prior to the Leadership Transition, MCGC was successfully managed and operated as a going-concern by an experienced team of long-term commercial and investment banking professionals. During this period, and as outlined below, the Company consistently made new and significant advances and originations, monetized its investments at a reasonable pace, and reinvested those monetizations in new advances and originations. As a result, during this period, and again as outlined below, the Company consistently reported positive net operating income (previously defined as "NOI"), distributed dividends, and experienced healthy stock prices at or above the Merger Consideration.

37.   All that changed, however, after the April 2014 Leadership Transition. Almost immediately following the Leadership Transition, Defendant Kennedy – aided by Defendants Neu and O'Keefe – stopped operating the Company as a going concern, instead began winding-down the Company's operations and cashing out its investments, and initiated a concerted and apparent effort to sell the Company – or, more accurately, the Company's cash. Specifically, around this time, the Individual Defendants caused the Company to begin a period of extreme

monetizations of its existing portfolio of investments without any corresponding reinvestment of these funds. As a result, as the Company's advances and originations declined to near zero, the Company NOI also decreased dramatically and eventually disappeared altogether, the Company stopped declaring dividends and its stock price fell.

38. The Individual Defendants' motivation for doing so was and remains apparent – their own personal enrichment and continued employment. However, that enrichment and employment came at a very high cost to MCGC's non-insider shareholders, who were forced to watch helplessly as Defendant Kennedy's machinations gutted the Company's revenue streams, tanked its stock price, and, ultimately culminated in a sale of the Company at a price well below its demonstrable value as a going concern.

1.   **MCGC's Operations Prior to the Leadership Transition**

39. On October 29, 2012, the same day that the Company announced the appointment of B. Hagen Saville as the Company's then-President and CEO, the Company also released its financial and operating results for the third quarter of 2012. During the quarter, the Company funded $30.3 million of advances and originations, including $28.0 million to two new portfolio companies, and monetized $38.9 million of its debt portfolio and $0.3 million of its equity portfolio. In connection with these results, the Company reported NOI of $4.1 million ($0.06 per share) and declared a $0.125 per share distribution.

40.   On October 31, 2012, the first trading day following the October 29, 2012 release of these results, the Company's stock closed at $4.66 per share.

41.   In the fourth quarter of 2012, the Company redeployed the funds from its monetizations in the preceding quarter and then some, funding some $113.9 million of advances and originations, including $79.2 million to **five new** portfolio companies, and monetized $0.6 million of its equity investments and $80.3 million of its debt portfolio. On these results, the Company reported NOI of $5.1 million ($0.07 per share) and declared a $0.125 distribution.

42.   For the full 2012 year, the Company funded a total of $162.0 million of advances and organizations, including a total of $115.3 million to eight new portfolio companies, and monetized a total of $65.0 million of its equity investments and $347.2 million of its debt portfolio. For the full year, the Company realized $18.8 million ($0.25 per share) in NOI. In 2012, the Company also repurchased and retired 6,182,046 shares of its common stock for a total cost of $27.2 million and paid a total of $55.6 million in dividends ($0.575 per share). Finally, during the same period, the company reduced its outstanding debt by $182 million, which effectively reduced the Company's debt-to-equity leverage profile from 1:1 to 0.7:1.

43.   On March 6, 2013, the first trading day following the March 5, 2013 release of these results, the Company's stock closed at $4.84 per share.

44.   Similarly, in the first quarter of 2013, the Company funded $15.9 million of advances and originations, including $13.0 million to a new portfolio company, and monetized $81.7 million of its debt portfolio and $3.5 million of its equity investments. During the same period, the Company realized $8.0 million in NOI ($0.11 per share) and paid another $0.125 per share distribution.

45.   On May 1, 2013, the first trading day following the April 30, 2013 release of these results, the Company's stock closed at $5.07 per share.

46.   In the second quarter of 2013, the Company funded some $70.9 million of advances and originations, including $68.3 million of senior secured loans to **four new** portfolio companies and two existing borrowers. During this time, the Company monetized $19.8 million of its debt portfolio and approximately $1.3 million of its equity investments. Based on these results, the Company reported NOI of $7.6 million ($0.11 per share) and declared yet another $0.125 per share distribution.

47.   On July 31, 2013, the first trading day following the July 30, 2013 release of these results, the Company's stock closed at $5.49 per share.

48.   In the third quarter of 2013, the Company made $4.2 million of advances, monetized $60.9 million of its debt portfolio and $0.3 million of its equity investments, reported NOI of $8.0 million ($0.11 per share), and declared yet another $0.125 per share distribution. Importantly, on October 30, 2013, when the Company announced its third quarter of 2013 results, it stated:

Over the four quarters ended September 30, 2013, we originated or advanced over $200.0 million to portfolio companies. Assuming the wind-down of our 2006-1 Trust and based on our total assets available for investment of approximately $500.0 million, **over time we would expect to monetize and redeploy approximately $150.0 million to $200.0 million of capital per year and remain fully deployed**. During the fourth quarter of 2013, we anticipate that we will originate or advance approximately $30.0 million to $45.0 million of investments.

We took active steps during the quarter ended September 30, 2013 to shift resources to the asset management portion of our business. **Over the next six months, we intend to hire additional asset management professionals focused primarily on originations. We are targeting the origination of new loans and equity co-investments sufficient to end the year with total investments of $385 million to $420 million (calculated at fair value).**

Before considering any potential implications of a second SBIC license, **we anticipate that we will originate or advance the majority of our available capital by late 2014 or the first half of 2015.** Depending on the level of monetizations, and assuming we can fully deploy our available capital by December 31, 2014, **we expect to end calendar year 2014 with approximately $450.0 million to $500.0 million of total investments and $475.0 million to $525.0 million of total assets.** We also anticipate paying off our 2006-1 Trust by December 31, 2014.

[Emphasis added.] On October 31, 2013, the first trading day following the October 30, 2013 release of these results, the Company's stock closed at $4.71 per share.

49.   Finally, for the fourth quarter of 2013, the Company made $37.1 million of originations and advances, including $33.0 million to **two new** portfolio companies, and monetized $39.6 million of its debt and equity portfolios. On these results, the Company reported NOI of $6.3 million ($0.09 per share) and a net loss of $18.4 million ($0.26 per share), primarily due to a one-time $13.5 million loss on the Company's subordinated loan to a single portfolio company. Despite this brief setback, the Company still declared yet another – and its last – $0.125 per share distribution.

50.   For the full year of 2013, the Company funded $128.1 million of advances and originations, including $104.1 million to **seven new** portfolio companies, and monetized $210.1 million of its debt and equity portfolios. In the same period, the Company realized $29.9 million ($0.42 per share) in NOI. Finally, during the same period, the company reduced its outstanding borrowings by at least $72.9 million and repurchased 1,016,730 shares of its common stock.

51.   Importantly, in connection with these results, which were released on March 5, 2014, barely more than a month before the Leadership Transition, the Company stated:

> Depending on the market, ***during 2014 and 2015, we expect to originate and advance approximately $100-150 million annually in new investments***, which would result in full deployment of our balance sheet in the next six to eight quarters at the earliest.

[Emphasis added.] On March 6, 2014, the first trading day following the March 5, 2014 release of these results, the Company's stock closed at $3.86 per share.

2. **The Individual Defendants Wind-Down the Company in Lieu of Running It as a Going Concern, Causing its Earnings and Stock Price to Plummet**

52.   Under the leadership of Defendant Kennedy, the Company did not even come close to making these kinds of investments. Very much to the contrary, as outlined below, instead of originating and advancing approximately $100-150 million annually in new investments in 2014 and 2015, the Individual Defendants caused the Company to advance a meager $10.1 million in **all of 2014.**[1] **Predictably, as a result, the Company's NOI, earnings per share, dividends, and – correspondingly – stock price declined in lock step.**

53.   Specifically, for the second quarter of 2014 – the first quarter under the leadership of Defendant Kennedy – the Company made **only $2.7 million** of advances to existing portfolio companies, **but monetized $128.2 million of its portfolio. Unsurprisingly, in connection with these results, the Company's NOI fell to just $0.6 million ($0.01 per share).**

---

[1]   And, notably, $6.7 million of that $10.1 million was advanced in the first quarter of 2014, which ended on March 31, 2014, prior to Defendant Kennedy's appointment as CEO, when Mr. Saville was still CEO. **For the remaining three quarters of 2014, after Defendant Kennedy became CEO, the Company advanced only $3.4 million.**

54.   On July 1, 2014, the first trading day after the June 30, 2014 releases of these results, the Company's stock price closed at just $3.85 per share.

55.   Shortly after releasing these results, on August 25, 2014, the Company revealed to shareholders that it had decided to repay $150 million in loans – entirely from cash and cash equivalents on hand – rather than reinvest that cash in new advances and originations.

56.   For the third quarter of 2014 – the second quarter under Defendant Kennedy's leadership, the Company made **only $0.6 million** of advances to existing portfolio companies, **but monetized $106.1 million of its portfolio.** This virtual standstill in the Company's business finally took its toll, resulting in the first quarter of negative NOI and the Company's first missed dividend since Mr. Saville became the Company's CEO in late 2012. Indeed, the Company itself could have made it little clearer. As it acknowledged in the October 29, 2014 press release for these results:

> Though we continue to take steps to rationalize our cost infrastructure and to strengthen our balance sheet, ***we do not have sufficient net earning assets to generate positive net operating income at this time.***

[Emphasis added.]

57.   On October 30, 2014, the first trading day after the October 29, 2014 releases of these results, the Company's stock price closed at just $3.60 per share.

58.   Finally, for the fourth quarter of 2014, the Company made **just $0.1 million or originations and advances** to existing portfolio companies, **but monetized $21.4 million of its portfolio – 214 times the amount of advances that it made. As a result, the Company's NOI was yet again negative and no dividend was declared.**

59.   For the full 2014 year – most of which was on Defendant Kennedy's watch, the Company made just over $10.0 million of advances and originations, **but monetized a shocking $282.1 million of its portfolio.** In stark contrast to 2013, the Company paid only $0.25 per share in dividends in 2014. Again, in connection with these results, the Company was straightforward regarding the cause:

> Though we continue to take steps to rationalize our cost infrastructure and to strengthen our balance sheet, **our primary asset is unencumbered cash and _we do not have sufficient net earning assets to generate positive net operating income at this time._**

[Emphasis added.]

60.   On March 3, 2015, the first trading day after the March 2, 2015 releases of these results, the Company's stock price closed at $3.98 per share.

61.   During 2014, the Individual Defendants also caused the Company to engage in significant and unprecedented stock buy backs – 13,313,493 shares in the second quarter of 2014; 8,285,836 shares in the third quarter of 2014; and 7,827,960 shares in the fourth quarter of 2014. For the full year of 2014, the

Company repurchased a breathtaking **32,186,556 shares** of its common stock, at a price in excess of **$117 million** – including 4,859,744 shares purchased on December 10, 2014 in a modified "Dutch Auction" tender offer that **alone represented approximately 11.2% of the Company's issued and outstanding shares** as of November 3, 2014, the date of commencement of the tender offer. Importantly, the Company purchased these shares almost exclusively with existing cash and cash equivalents, rather than putting that cash to work running the business as a going concern. Thus, not only did these massive repurchases allow the Individual Defendants to centralize power in their own hands by reducing the non-insider shareholder base – which would come in handy later, when they orchestrated a sale of the Company – but they also served the dual purpose of using up the Company's money rather than reinvesting that money, as was the business model when the Company was run (successfully) as a going concern.

62. At the same time, the Company also funneled cash from its monetizations into paying off debt – again, rather than reinvesting that money into running the business. Indeed, in 2014 alone, the Company (1) terminated its MCG Commercial Loan Trust 2006-1; (2) terminated its unsecured revolving credit facility with Bank of America, N.A. in the principal amount of $20.0 million; (3) prepaid in full the $150 million of small business investment company debentures owed to the United States Small Business Administration; and (4) sold the remaining participating interest in its secured financing.

3. The Individual Defendants' Refusal to Operate the Company as a Going Concern Drives Down the Company's Earnings Metrics and Stock Price

63. Predictably, by refusing to reinvest the funds produced as a result of the monetization of the Company's debt and equity investments, the Individual Defendants guaranteed that the Company's NOI, earnings per share, dividends, and – correspondingly – stock price would plummet. And that is exactly what happened:[2]

Period	Advances & Originations	Monetizations (Debt & Equity)	NOI	Dividends	Stock Price[3]
3Q2012	$30.3M	$39.2M	$4.1M	$0.125	$4.66
4Q2012	$113.9M	$80.9M	$5.1M	$0.125	$4.84
1Q2013	$15.9M	$85.2M	$8.0M	$0.125	$5.07
2Q2013	$70.9M	$21.1M	$7.6M	$0.125	$5.49
3Q2013	$4.2M	$61.2M	$8.0M	$0.125	$4.71
4Q2013	$37.1M	$39.6M	$6.3M	$0.125	$3.86
1Q2014	$6.7M	$26.4M	$4.3M	$0.07	$3.38
Leadership Transition					
2Q2014	**$2.7M**	**$128.2M**	**$0.6M**	**$0.05**	$3.85

---

[2] There should be no doubt that the Company's NOI and net income are directly tied to the funds that it reinvests through advances and originations. Indeed, as the Company stated in its press release announcing its fourth quarter of and full year 2013 results:

> During the two year period ending December 31, 2013, we monetized $622 million of our investment portfolio, $155 million more than our forecast **resulting in lower overall earning assets and associated revenue and earnings for that period**.

[Emphasis added.]

[3] Stock price is closing price of stock on first trading following day on which results were released.

| 3Q2014 | **$0.6M** | $106.1M | ~($1.0M) | **none** | $3.60 |
| 4Q2014 | **$0.1M** | $21.4M | ~($0.8M) | **none** | $3.98 |

64.   Indeed, if these numbers were not clear enough, the Individual

Defendants acknowledge in the Registration Statement that they caused the

Company to stop operating as a going concern:

> Starting in the third quarter of 2014, MCG suspended the payment of dividends. **By the end of 2014, MCG had stopped making new investments and originating new loans.** As of December 31, 2014, MCG had no borrowings, seven remaining portfolio companies with a combined fair value of $75.3 million and $105 million in cash.

[Emphasis added.]

4.   Defendants Kennedy, Neu, and O'Keefe Orchestrate a Sale of the Company for a Fraction of Its Value as a Going Concern, and Repeatedly Rejected Offers That Were Higher Than the Merger Consideration

65.   Having successfully driven down the Company's stock price,

Defendant Kennedy – aided by Defendant Neu and O'Keefe – orchestrated a sale

of the Company for a fraction of its value as a going concern.   Specifically,

according to the Registration Statement, sometime "in 2014 and 2015, the MCG

board of directors determined that it was in the interest of stockholders to

streamline its operations and reduce its portfolio investments."   On January 22,

2015, with the Company stock trading at just $3.93 per share – well below its value

when the Company was operated as a going concern – the Individual Defendants decided to explore strategic alternatives for the Company (including a sale) and, to that end, retained Morgan Stanley & Co. LLC ("Morgan Stanley") as its financial advisor. On February 9, 2015, the Company announced publicly that it was exploring strategic alternatives, "including a possible sale of the company."

66.   Following this announcement, Morgan Stanley contacted a number of potential counterparties. Ultimately, the Individual Defendants selected only four parties (including PennantPark) to continue in the process, although the Registration Statement fails to disclose the criteria for this limited group.

67.   Interestingly, from the very beginning, the Individual Defendants sought to exclude HC2, even though its initial proposal was arguably more favorable than the current Proposed Transaction. Specifically, HC2's initial proposal was to acquire all outstanding MCGC stock for consideration that HC2 valued at 105% of MCGC's NAV at closing, net of transaction costs. The consideration payable would primarily have consisted of HC2 common stock and a newly created class of HC2 preferred shares with a small amount of cash. Despite the fact that this offer is 5% higher than the current Merger Consideration – which is roughly equal to the Company's current NAV – the MCGC Board did not invite HC2 to continue in the process.

68.   HC2, however, was not so easily deterred, and, despite the Board's rejection, continued to express interest in pursuing a transaction with the Company and even indicated a willingness to revise its initial proposal. Ultimately, the

Board succumbed and allowed HC2 to submit a second proposal – but noted that it had a "strong preference" for an all-cash structure, despite the fact that it did not appear to make the same request of any other bidder and that the ultimate Merger Consideration is predominantly stock-based.

69.   On March 24, 2015, HC2 submitted a revised proposal that provided for an acquisition of MCGC in exchange for a newly created class of HC2 preferred stock valued at 105% of MCGC's NAV at closing. Pursuant to the terms of the offer, the newly created preferred stock would enjoy cumulative rights, a liquidation preference, and conversion rights along with a quarterly cash dividend at an annualized rate of 8.125% per annum. The securities would further be subordinate to HC2's existing preferred securities and could be converted to common stock by HC2 under certain conditions. The revised letter was also accompanied by a theoretical valuation of the newly created HC2 preferred security and an overview of HC2's business.

70.   The Board does not appear to have countered HC2's offer. Instead, it simply waited for definitive transaction proposals, which arrived on April 2, 2015, from PennantPark and HC2.

71.   PennantPark proposed to acquire the Company for $178.4 million, at a price of $4.81 per share, in the form of PennantPark stock and up to $25 million in cash.   PennantPark's offer was subject to a number of assumptions regarding MCGC's pre-transaction NAV, the monetization of its existing portfolio

investments (those few that still remained), and the outcome of certain litigation. The offer also would have allowed PennantPark to terminate the agreement if the market price of PennantPark's stock were to fall to more than $0.25 below its NAV per share.

72.   HC2, on the other hand, proposed to purchase MCGC at an amount nominally valued by HC2 at 105% of MCGC's assumed post-transaction NAV, or approximately $4.75 per share of MCGC stock, in the form of a newly issued class of cumulative perpetual preferred securities of HC2. The proposal provided for certain rights of the new security, including a liquidation preference, a cumulative dividend right, and conversion rights into HC2 common stock, as well as other characteristics. **HC2 also offered an alternative transaction structure whereby MCGC stockholders could elect to receive HC2 common stock <u>or cash</u> – thus satisfying the Board's alleged preference for an "all-cash structure," even though PennantPark was apparently not requested to make a (and made no) similar offer.** MCGC stockholders who elected to receive cash would be paid approximately $4.25 per share out of MCGC's cash holdings as long as MCGC would have no less than $50 million of cash after the distribution.

73.   In the interim, and despite the fact that it was similarly not originally invited by the Board into the second round of negotiations, a third company – referred to as "Company B" in the Registration Statement – continued to express significant interest in an alternative that did not involve a sale of MCGC, but that

provided more value through the utilization of MCGC's tax attributes – including its vast Net Operating Losses ("NOLs"), an issue that at least one member of the Board had identified as a possible source of significant additional value for shareholders. Interestingly, with this company – and only with Company B – the Board required a confidentiality agreement that included a "standstill" provision limiting Company B's ability to acquire additional MCGC securities and take other actions. Despite this treatment, Company B proposed that it be engaged as MCGC's external investment adviser as part of an implementation for a restructuring of the company from a Business Development Company to a closed-end investment management company registered under the 1940 Act.

74. After considering these proposals, the Board decided that "closing certainty" and "the representation of [MCGC] stockholders in the combined company" were of paramount importance. Of course, this latter requirement would ultimately translate into the continued employment of some of the directors of MCGC. Not coincidentally, at the same time that the Board came to this conclusion, it appointed Defendants Neu and O-Keefe – the same two Individual Defendants who will continue as directors of the post-merger company – to negotiate the terms of the transaction with PennantPark. Plainly, at this point, the Board had settled on PennantPark as its preferred buyer, to the exclusion of HC2 and Company B.

75.   By April 13, 2015, Defendants Neu and O'Keefe had already engaged in "preliminary discussions" with PennantPark, which they reported was "responsive to the board's suggestions and concerns." Importantly, for Defendant Kennedy, who wanted "closing certainty" so that he could reap his golden parachute payday, Defendants Neu and O'Keefe reported that PennantPark "had indicated a willingness to provide for greater closing certainty in exchange for other provisions in the merger agreement, including the amount of consideration offered to [MCGC] stockholders."

76.   At the same time that PennantPark was meeting with two members of MCGC's Board, Morgan Stanley also reported to the Board that HC2 was "continu[ing] to reiterate its interest in a possible business combination with [MCGC] and ha[d] requested a meeting with the [MCGC] board of directors." The Board does not appear to have indulged this request. Rather, in the meantime, the Board instructed MCGC's executive officers to conduct due diligence on PennantPark.

77.   Three days later, on April 16, 2015, the Board concluded that it would not engage in a transaction with HC2, "despite the notional premium offered by [HC2's] proposal."

78.   On the following day, PennantPark submitted a revised draft of the proposed merger agreement that eliminated PennantPark's termination rights in the event its stock was trading below NAV and provided for:

- Approximately $4.75 payable per share of MCGC stock in the form of $4.504 of PennantPark stock, valued at the greater of the NAV per share (calculated 48 hours before the closing date, excluding Sundays and holidays) and the closing price of PennantPark stock as of the second business day before the closing date (the "Closing Price");

- $0.225 in cash; and

- If the Closing Price is less than the NAV per share of PennantPark stock, an amount of cash equal to the lesser of $0.25 and the difference between the Closing Price and the per share NAV, for each share of PennantPark stock received.

79. Interestingly, the revised merger agreement also provided for the sale of MCGC's interest in Broadview Networks Holdings, Inc. ("Broadview") as a condition to the closing of the merger. Broadview was valued on MCGC's books at approximately $0.2 million. The Board was instantly concerned with the addition the sale of MCGC's equity holdings in Broadview as a closing condition and its potential affect on "closing certainty." Despite the fact that MCGC had maintained its holdings in Broadview for their tax attributes, the Board immediately instructed MCGC management to monetize MCGC's holdings in Broadview "to ensure closing certainty of the proposed transaction with [PennantPark]." Three days later, on April 23, 2015, MCGC entered into an agreement to sell its entire equity holdings in Broadview for their book value. It is

hard to imagine a clearer sign of the Board's commitment to PennantPark and closing the deal. After the close of the Broadview deal, MCGC's non-cash assets consisted of just four debt investments.

80. On April 24, 2015, PennantPark also agreed to seek to have its board of directors appoint two members of the MCGC Board to its board of directors upon closing of the transaction.

81. Defendant Neu's and O'Keefe's continued employment now secured, four days later, on April 28, 2015, the Company executed the Merger Agreement.

5. The Proposed Transaction

82. On April 29, 2015, PennantPark and MCGC issued a press release announcing the Proposed Transaction, which provides in pertinent part:

> **PENNANTPARK FLOATING RATE CAPITAL LTD. TO ACQUIRE MCG CAPITAL CORPORATION**
>
> *Combined Company to Offer Enhanced Middle Market Floating Rate Senior Lending Platform*
>
> New York, NY-April 29, 2015-PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT) and MCG Capital Corporation (NASDAQ: MCGC) announced today that they have entered into a definitive agreement under which PFLT will acquire MCGC in a stock and cash transaction currently valued at approximately $175 million, or approximately $4.75 per MCGC share at closing, representing a 15.8% premium to MCGC's closing stock price on April 28, 2015. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, MCGC stockholders will receive $4.521 in PFLT shares for each MCGC share, resulting

in approximately 11.8 million PFLT shares expected to be issued in exchange for the approximately 36.9 million MCGC shares expected to be outstanding at closing. Additionally, each MCGC shareholder will receive $0.226 per share in cash from PennantPark Investment Advisers, LLC. To the extent PFLT's 10-day volume-weighted average price is less than PFLT's NAV, the Adviser will pay up to an additional $0.25 per PFLT share issued in this transaction.

Following the transaction, PFLT stockholders are expected to own approximately 56% of the combined company and MCGC stockholders will own approximately 44%. The combined company will remain externally managed by PennantPark Investment Advisers, LLC and will remain headquartered in New York. Two members of MCGC's Board of Directors will be appointed to PFLT's Board of Directors upon closing of the transaction.

Consummation of the acquisition is subject to approval of both PFLT and MCGC stockholders and other customary closing conditions. The transaction is expected to close during the third calendar quarter of 2015.

"We believe this transaction presents a unique opportunity for value creation for both PFLT and MCGC stockholders," commented Arthur Penn, Chief Executive Officer of PFLT. "This transaction creates a larger middle-market senior floating rate capital provider with greater market coverage, access to capital, scale and diversification. We believe that our diversified portfolio composition and lending track record throughout various business cycles have positioned us to deliver value for our stockholders."

"We are excited to have entered into this mutually beneficial combination with PFLT," commented Richard Neu, Chairman of the Board of Directors of MCGC. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a strong balance sheet and proven track record. Through this transaction we expect to create a strong company that is well-positioned for future growth in a market which presents abundant investment opportunities. We are very appreciative of the leadership provided by Keith Kennedy and the extraordinary efforts of Keith and his team that enabled MCGC to deliver a high quality, liquid and unlevered balance sheet as part of this transaction."

PFLT expects, over time, to deploy most of MCGC's cash into an investment portfolio consistent with that of PFLT's existing loan portfolio. The combined company is expected to have an equity base of approximately $376 million. PFLT believes that a balance sheet of this size will allow the combined company to be a more important provider of capital to middle market sponsors and corporate borrowers.

6.   After the Announcement of the Proposed Transaction, the Board Continues to Ignore HC2's Ever-Increasing Offer

83.   On May 4, 2015, HC2 sent a letter to the Board (which it announced publicly the same day), in which it proposed to acquire MCGC in a cash and stock transaction in which stockholders of MCGC would receive $5.00 for each share of MCGC common stock, consisting of:

- at the option of the MCGC stockholders, either:

  - o 0.434 of a share of HC2 common stock (valued at $4.774 using the May 1 closing price of HC2's common stock), or

  - o 0.191 of a share of a newly created class of HC2 cumulative perpetual preferred stock (which fractional amount has an initial liquidation preference of $4.774) with a dividend rate of 8.125%; and

- $0.226 in cash.

84.   On May 12, 2015, having received no response from MCGC, HC2

submitted a second letter to the Board, in which it requested a response.

85.   On May 18, 2015, the Board received a letter from a stockholder holding over 5% of MCGC's outstanding stock that included a suggestion that a transaction with MCGC provided value to both HC2 and PFLT and that the unsolicited proposal from HC2 provided an opportunity for PennantPark to increase its existing offer. After receiving the letter, Defendant Neu inquired whether PennantPark would be willing to revise its existing offer to provide more value, and PennantPark indicated that there were no circumstances under which it would revise its existing offer.

86.   Later that day, the Board decided to reject the superior HC2 offer. In so doing, the Board considered, among other alleged issues, (1) purported "uncertainty surrounding a future market for the [preferred] securities" being offered as one of the options in HC2's offer and (2) Morgan Stanley's **assumption** that, "while it was unclear whether the termination fee was payable by [MCGC] or by HC2 if the company decided to accept HC2's offer . . . if MCG stockholders bore this cost, and accounting for that fee, the stated value of the proposed consideration payable drops to $4.81 per share, which amounted to approximately 106% of the company's estimated NAV at closing."

87.   On May 18, 2015, the Board publicly reaffirmed its recommendation in favor of the Proposed Transaction with PennantPark.

88.   On May 19, 2015, HC2 submitted (and publicly announced) a revised

proposal to acquire MCGC for $5.25 in cash and stock per MCGC share, consisting of:

- an amount of HC2 common stock valued at $4.75 (utilizing a floating exchange ratio subject to a customary 15% symmetrical collar that will result in the issuance of between .37 and .50 of a share of HC2 common stock for each share of MCGC common stock); and

- $0.50 in cash.

89.   Obviously, the offer of HC2 common stock negated any concerns the Board may have had regarding the preferred securities previously offered as an alternative by HC2. Nonetheless, shortly after the publication of its revised superior offer, the Board announced that it was again reaffirming its recommendation in favor of the Proposed Transaction with PennantPark.

90.   On May 22, 2015, HC2 responded to certain alleged concerns raised by the Board in the Registration Statement in connection with HC2's offers. Specifically, HC2 made clear that the termination fee would **not** affect the value of its offer:

> The PennantPark Proxy Statement states that "while it was unclear" whether MCG or HC2 would pay the termination fee that would be owed to PennantPark under the Agreement and Plan of Merger (the "PennantPark Agreement"), if MCG pursues a transaction with HC2, the stated value of the proposed consideration would be less than HC2's actual offer.

As previously noted in its May 19th proposal to MCG, HC2's proposal is to acquire 100% of the common stock of MCG on a fully-diluted basis in a transaction in which stockholders of MCG would receive $5.25 per share of MCG common stock, consisting of (a) a number of shares of HC2 common stock valued at $4.75 (utilizing a floating exchange ratio subject to a customary 15% symmetrical collar that will result in the issuance of between .37 and .50 of a share of HC2 common stock for each share of MCG common stock), and (b) $0.50 in cash. **The termination fee would not reduce the per share stock or cash component of HC2's proposal.**

While HC2 has increased its proposed consideration by $0.50 per share since its initial proposal, PennantPark's proposal, on the other hand, has remained the same. "HC2 is disappointed in this outcome thus far, but continues to believe that its offer sets forth an exciting opportunity for MCG and its stockholders and remains ready to engage with the MCG board. HC2 is confident that MCG's stockholders will support HC2's offer. At $5.25 per share, HC2's offer provides superior and more certain value as compared to PennantPark's offer to acquire MCG," said Philip A. Falcone, Chairman of HC2.

[Emphasis added.]

C. The Proposed Transaction Does Not Provide Adequate Value to Shareholders.

91. Pursuant to the terms of the Merger Agreement, MCGC stockholders

will receive:

- a number of shares of PennantPark common stock (the "Exchange Ratio") equal to $4.521 *divided by* the greater of:

  o the net asset value per share of PennantPark common stock (computed no more than 48 hours before the effective time of the Proposed Transaction, excluding Sundays and holidays) (the "PennantPark Closing NAV"); and

- o the volume weighted average price per share (calculated to the nearest one-thousandth of one cent) of PennantPark common stock on the NASDAQ Global Select Market for the consecutive period of ten trading days concluding at the close of trading on the second trading day immediately preceding the date of the effective time of the Proposed Transaction (the "Merger Share Price");

- $0.226 in cash payable by Investment Adviser; and

- if the Merger Share Price is less than the PennnantPark Closing NAV, an amount in cash payable by Investment Adviser equal to the lesser of:

  - o the Exchange Ratio *multiplied by* $0.25; and

  - o the Exchange Ratio *multiplied by* the amount by which the Merger Share Price is less than the PennantPark Closing NAV.

According to MCGC and PennantPark, as of April 29, 2015, the Proposed Transaction is valued at approximately $175 million and the Merger Consideration is valued at approximately **$4.75 per share** of MCGC common stock.

92. This consideration is inadequate and undervalues the Company. It is well below the historical stock prices the Company achieved when it was run as a going concern, insufficient even when compared to the Company's operations as Defendant Kennedy wound-down the Company, and also below the value being offered by HC2.

1. The Merger Consideration Is Well Below the Company's Historical Stock Prices

93. As outlined above in significant detail, after the Leadership

Transition, Defendant Kennedy and the Board made a conscious decision to wind-down the Company rather than operate it as a going concern by refusing to reinvest the funds produced as a result of the monetization of the Company's debt and equity investments. As the below table and chart make clear, these actions caused the Company's NOI, earnings per share, dividends, and – correspondingly – stock price to plummet:

Period	Advances & Originations	Monetizations (Debt & Equity)	NOI	Dividends	Stock Price[4]
3Q2012	$30.3M	$39.2M	$4.1M	$0.125	$4.66
4Q2012	$113.9M	$80.9M	$5.1M	$0.125	$4.84
1Q2013	$15.9M	$85.2M	$8.0M	$0.125	$5.07
2Q2013	$70.9M	$21.1M	$7.6M	$0.125	$5.49
3Q2013	$4.2M	$61.2M	$8.0M	$0.125	$4.71
4Q2013	$37.1M	$39.6M	$6.3M	$0.125	$3.86
1Q2014	$6.7M	$26.4M	$4.3M	$0.07	$3.38
Leadership Transition					
2Q2014	**$2.7M**	**$128.2M**	**$0.6M**	**$0.05**	$3.85
3Q2014	**$0.6M**	**$106.1M**	**~($1.0M)**	**none**	$3.60
4Q2014	**$0.1M**	$21.4M	**~($0.8M)**	none	$3.98

[4] Stock price is closing price of stock on next trading following day on which results were released.



94.   As is apparent, the Merger Consideration is well below the price at which the Company's stock traded when the Company was operated as a going concern. Indeed, in the two years preceding the announcement of the Merger Agreement, the Company's stock closed as high as $5.49 per share – well above the Merger Consideration – on July 31, 2013 – and closed near or above the Merger Consideration throughout the latter half of 2013.

2.   The Merger Consideration Is Insufficient Even When Compared to the Company's Operations Under Defendant Kennedy

95.   Although their actions in winding-down the Company clearly caused a significant reduction in the Company's stock price, Defendant Kennedy and the remaining Board members nonetheless successfully strengthened the Company's balance sheet, paid off significant Company debt, and repurchased millions of

shares of outstanding Company stock with the money reaped from their unprecedented monetization of the Company's assets.

96. As a result, the Company's cash on hand grew significantly while the Company's debt decreased proportionally. For example, as of March 31, 2014, at the end of the first quarter of 2014, the Company had $83.4 million of cash and cash equivalents available for general corporate purposes, as well as $30.4 million of cash in restricted accounts related to its small business investment company ("SBIC") debentures and $2.4 million of restricted cash held in escrow. As of the same date, the Company had $150.0 million of Small Business Administration ("SBA") borrowings outstanding, the maximum available under its then-current license.

97. By June 30, 2014, the last day of the second quarter, though, the Company had $69.4 million of cash and cash equivalents available for general corporate purposes, as well as $129.5 million of cash in restricted accounts related to its SBIC and $2.2 million of restricted cash held in escrow. And, while the Company still had $150.0 million of SBA borrowings outstanding, it also had adequate cash on-hand to retire the entire $150.0 million debt.

98. By September 30, 2014, the end of the third quarter of 2014, the Company had a whopping $114.6 million in unrestricted cash and $1.6 million in other restricted cash accounts. **The Company also had prepaid in full the $150 million of SBIC debentures owed to the SBA.** As a result, as of September 30,

2014, MCGC "had no outstanding borrowings or borrowing facilities." On these results, the Company's stock rose to close at $3.60 per share on October 30, 2014. Since then, as the chart above demonstrates, it has predominantly remained near or above this value, even trading above $4.00 per share at times.

99.   On January 17, 2015, the Company and RadioPharmacy Investors, LLC ("RadioPharmacy") announced that they had entered into a definitive agreement to sell 100% of its equity interest in RadioPharmacy's subsidiary, Pharmalogic Holdings Corp., a nuclear compounding pharmacy for regional hospitals and imaging centers. MCGC expected net proceeds from the sale to be approximately $12.0 million to $13.1 million, subject to adjustment. Notably, as of September 30, 2014, MCGC had valued its equity investment in RadioPharmacy at only $9.5 million – marking a significant profit for the Company.

100.   By December 31, 2014, the Company had no outstanding borrowings or borrowing facilities and $105.8 million in unrestricted cash and $1.4 million in other restricted cash accounts. Finally, by April 1, 2015, the Company had **$129.0 million** – or $3.48 per outstanding share – of unrestricted cash and $0.2 million of restricted cash held in escrow and **no loans on non-accrual, at cost, or fair value**.

101.   Importantly, although the Individual Defendants' decision to wind-down the Company crippled its ability to generate NOI and drastically reduced its stock price, it had the curious benefit of revealing, in plain terms, the Company's NAV, since so much of the Company's assets are now cash and cash equivalents.

And, indeed, as of March 31, 2015, the Company's own reported NAV was $4.75 per share. This means that the Merger Consideration is equivalent to the Company's current NAV per share. In other words, not only is the Merger Consideration well below the Company's historic trading range when it was operated as a going concern, but it marks no premium at all to the Company's actual value. Thus, not only are shareholders receiving less than the Company was worth when run as a going concern, but they are receiving no premium at all when compared to the Company's actual value – all in exchange for which they will become minority shareholders in the surviving company. This is even more egregious in light of the fact that PennantPark will reap significant synergies and benefits from the Proposed Transaction – not the least of which is that it will provide it with a "substantially larger asset base" and "almost double [its] market capitalization" – all without the inconvenience of paying a premium for that cash.

3. The Merger Consideration Is Below the Value of HC2's Offer

102. Finally, the Merger Consideration is below the value of the current H2C offer, which, as outlined above, is approximately $5.25 per share.

D. The Proposed Transaction Is the Result of a Flawed Process that Is Marred by Conflicts of Interest.

103. The demonstrably insufficient consideration contemplated by the Proposed Transaction should come as little surprise in the light of the flawed and conflicted process that led to the consummation of the Merger Agreement. Indeed,

while the Individual Defendants' decision to stop operating the Company as a going concern was inexplicable from an external standpoint, it made perfect sense internally. That is because, in connection with the consummation of the Proposed Transaction, certain members of the Board – and specifically Defendant Kennedy, Neu, and O'Keefe – will receive lucrative payments and post-Merger employment in connection with the consummation of the Proposed Transaction that common shareholders will not.

104. For example, all restricted shares of MCGC stock will vest in full upon the consummation of the Merger Agreement. What is more, the Merger Agreement specifically provides that all severance payments and benefits due under any applicable MCGC benefit plans (based upon a termination without "cause" or "qualifying termination," as applicable) will be paid in full in a lump sum to each employee and former employee of the Company (including the Company's named executive officers) upon the closing of the Proposed Transaction.

105. For Defendant Kennedy – who became the Company's CEO and President barely 18 months ago, in April 2014 – this is no small matter. Indeed, he stands to walk away with approximately **$2,407,787** in connection with the consummation of the Proposed Transaction – almost **five times** his annual salary of $525,000. This is quite a nice payday for overseeing the winding-down of a Company for a mere 18 months.

106. In addition, following the consummation of the Proposed Transaction, the size of the PennantPark board of directors will be increased by two directors and Defendants Neu and O'Keefe – the same two Board members who negotiated the terms of the Proposed Transaction with PennantPark – will be added as a Class II director (with a term expiring at PennantPark's 2016 annual meeting of stockholders) and a Class III director (with a term expiring at PennantPark's 2017 annual meeting of stockholders), respectively.

107. These benefits – of course – are why Defendant Kennedy and the remaining Individual Defendants were so concerned with securing "closing certainty" that they overlooked HC2's higher offer. What is more, in this way, three of the five members of the Board are conflicted in connection with the Proposed Transaction, such that the Board's decision to recommend the Proposed Transaction is afforded no business judgment deference.

108. Additionally, the MCGC Board retained a conflicted financial advisor. Upon the closing of the Proposed Transaction, Morgan Stanley will receive approximately $2 million, plus reimbursement for reasonable expenses, for the services it provided the Board in connection with the Proposed Transaction. But in the two years preceding the announcement of the Merger Agreement, PennantPark and related entities paid Morgan Stanley $4 million for financial services, amounting to double the amount that Morgan Stanley will receive from MCGC for its services in connection with the Proposed Transaction. It is unclear whether,

within the previous two years, MCGC paid Morgan Stanley any fees other than those in connection with the Proposed Transaction.

E.   The Merger Agreement Contains Onerous Deal Protection Devices.

109.   The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no successful competing offers will emerge for the Company.

110.   Despite the unfair price, the Merger Agreement has a number of provisions that make it more difficult for another buyer to purchase the Company, and for the Company to seek out competing offers. Specifically, if the Company terminates the Proposed Transaction, the Merger Agreement states that the Company must pay PennantPark a $7 million termination fee.

111.   Additionally, the Merger Agreement contains a strict no-solicitation provision, pursuant to which the Company is prohibited from soliciting competing acquisition proposals or, subject to certain exceptions regarding unsolicited proposals, engaging in discussions or providing information in connection with an alternative acquisition proposal. This clause prohibits the Company and its agents from soliciting, encouraging, or facilitating certain third party acquisition proposals for the Company.

112.   The Merger Agreement also contains an information rights provision

that requires the Company to notify PennantPark of certain unsolicited competing offers and provide PennantPark with information regarding such offers.

113. Finally, although none of MCGC's executive officers or directors has entered into any voting agreement relating to the Proposed Transaction, each of them has indicated that he intends to vote his shares in favor of the approval of the Proposed Transaction and the Merger Agreement.

114. These provisions and informal agreement will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and the voting agreement make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company's shares.

F.   The Board has Not Disclosed Material Information.

115. Finally, it is critical that stockholders receive complete and accurate information about the Proposed Transaction prior to casting a vote. To date, however, the Individual Defendants have failed to provide MCGC stockholders with such information. As set forth in more detail below, the Registration Statement omits and/or misrepresents material information concerning, among other things: (1) the background of the Proposed Transaction; (2) the data and inputs underlying the financial valuation exercises that purportedly support the so-called "fairness opinion" provided by Morgan Stanley, MCGC's financial advisor; and (3) certain financial projections regarding MCGC, PennantPark, and the

combined company.

1.   The Registration Statement fails to adequately describe the process that resulted in the Proposed Transaction and the conflicts of interest infecting it

116. The Registration Statement fails to fully and fairly disclose certain material information concerning the process leading to the Proposed Transaction and the conflicts of interest that infected it, including (among other things):

a.   What materials or information regarding MCGC's future prospects, investment portfolio, and market conditions were discussed by the Board on January 22, 2015;

b.   What the basis was for deciding to pursue strategic alternatives on January 22, 2015;

c.   The specific composition by type (i.e. BDC, specialty finance, private equity, credit funds and asset managers) of the potential counterparties contacted by Morgan Stanley;

d.   The composition of the counterparties that entered into confidentiality agreements;

e.   The basis for the Board's initial selection of only 4 parties to proceed to the second round; and

f.   The number and composition of the other parties that were invited to revise their initial offers.

117. These omissions are material because, without the omitted

information, MCGC public stockholders are unable to assess whether the Board maximized stockholder value, whether other bidders may be willing to pay more for the Company, whether the Individual Defendants reasonably canvassed the market for potential acquirers of MCGC, whether the Individual Defendants conducted a process that was fair, and the conflicts infecting the process that was conducted.

2. The Registration Statement fails to disclose material facts concerning Morgan Stanley's Fairness Opinion

118. The Registration Statement describes Morgan Stanley's fairness opinion and the various valuation analyses it performed in support thereof. However, the description of the opinion and analyses fails to include key inputs and assumptions underlying the analyses. Without this information, MCGC's public stockholders are unable to fully understand or independently recreate the analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining how to vote in connection with the Proposed Transaction.

119. Specifically, in connection with Morgan Stanley's *Historical NAV per Share Analysis* for MCGC, the Registration Statement fails to disclose:

a. The estimated June 30, 2015 NAV provided to Morgan Stanley; and

b. The basis for selecting only the previous 52 weeks as the price to NAV analysis period.

120. In connection with Morgan Stanley's *Comparable Company Analysis* for MCGC, the Registration Statement fails to disclose:

a. The similar business characteristics and comparable operating characteristics used by Morgan Stanley to select the comparable company data set;

b. The low and high price to NAV metrics for the peer group; and

c. The price to NAVs as of April 24, 2015 of the selected comparable companies.

121. In connection with Morgan Stanley's *Liquidation Analysis* for MCGC, the Registration Statement fails to disclose the basis for using estimated NAVs as the cumulative proceeds should the company liquidate.

122. In connection with Morgan Stanley's *Contribution Analysis* for MCGC, the Registration Statement fails to disclose the basis for selecting equity market capitalization, total assets, and total equity as the only three contribution metrics.

123. In connection with Morgan Stanley's *Historical NAV per Share Analysis* for PennantPark, the Registration Statement fails to disclose:

a. PennantPark's June 30, 2015 estimated NAV; and

b. The basis for selecting only the previous 52 weeks as the price to NAV analysis period.

124. In connection with Morgan Stanley's *Comparable Company Analysis*

for PennantPark, the Registration Statement fails to disclose:

    a. The similar business characteristics and comparable operating characteristics used by Morgan Stanley to select the comparable company data set; and

    b. The low and high price to NAV metrics for the peer group.

125. In connection with Morgan Stanley's *Dividend Discount Analysis* for PennantPark, the Registration Statement fails to disclose:

    a. The estimated PennantPark dividends for the projected period of 2015-2019;

    b. The basis for selecting a 0.95x p/NAV terminal value multiple;

    c. The basis for assuming $50 million equity capital raises in each year equal to the NAV per share; and

    d. The inputs used by Morgan Stanley to arrive at a cost of equity of 4.4%-6.4%.

    3.   **The Registration Statement fails to disclose the financial projections used in connection with the Proposed Transaction.**

126. Finally, the Registration Statement fails to provide a complete summary of the projections relied upon by Morgan Stanley in its analyses. Specifically, the Registration Statement fails to disclose standalone financial projections for MCGC or PennantPark.

127. The Registration Statement should disclose the MCGC NAV

projections provided by MCGC management and relied upon by Morgan Stanley for purposes of its analysis, for June 30, 2015, for the following metrics:

    a. Specific holding values and the level of control of those values;

    b. Estimated loan losses and loss reserves; and

    c. Other assets and other liabilities.

128. Similarly, the Registration Statement should disclose the PennantPark NAV projections relied upon by Morgan Stanley for purposes of its analysis, for June 30, 2015, for the following metrics:

    d. Specific holding values and the level of control of those values;

    e. Estimated loan losses and loss reserves; and

    f. Other assets and other liabilities.

129. Finally, the Registration Statement should disclose the combined company's NAV projections.

130. The Registration Statement should disclose whether MCGC considered hiring a financial advisor other than Morgan Stanley; when the Board first discovered that PennantPark paid Morgan Stanley $4 million for services rendered within the previous two years; whether the Board discussed whether Morgan Stanley was conflicted by virtue of the fees it received from PennantPark; and the total fees that MCGC and related entities paid Morgan Stanley over the previous two years.

131. These omissions are material because, without this information,

MCGC public stockholders are unable to fully understand or recreate these analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining how to vote.

132. In the light of the conflicts of interest of MCGC's directors and executive officers in the Proposed Transaction and the concerns that the current price undervalues the Company, it is necessary that the Board provide detailed information to stockholders regarding the process and the negotiations that led to the Merger Agreement.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

133. Plaintiff repeats and realleges each allegation set forth herein.

134. The Individual Defendants have violated fiduciary duties owed to the public shareholders of MCGC.

135. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for the public shareholders of MCGC the highest value available for MCGC in the marketplace.

136. As alleged herein, the Individual Defendants have initiated a process to sell MCGC that undervalues the Company and vests them with benefits that are not shared equally by MCGC's public shareholders. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of MCGC stock at a price that does not adequately reflect the Company's true value.

Moreover, Defendants failed to sufficiently inform themselves of MCGC's value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction. Finally, Defendants have failed to provide MCGC's public shareholders with all material information necessary to decide how to vote their shares in connection with the Proposed Transaction.

137.   As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in MCGC.   Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

138.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants' actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against the PennantPark Entities for Aiding and Abetting)

139.   Plaintiff repeats and realleges each allegation set forth herein.

140.   The PennantPark Entities have acted and are acting with knowledge

of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of MCGC, and have participated in such breaches of fiduciary duties.

141. The PennantPark Entities knowingly aided and abetted the Individual Defendants' wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants' plan to consummate the Proposed Transaction in breach of their fiduciary duties.

142. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as the Class representative;

B. Enjoining the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the

Class for all damages suffered as a result of the wrongdoing;

E.   Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

F.   Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 10, 2015

RIGRODSKY & LONG, P.A.

/s/ Brian D. Long

By: _____

Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

OF COUNSEL:

LEVI & KORSINSKY, LLP
Shane T. Rowley
30 Broad Street, 24th Floor
New York, NY 10004
(212) 363-7500

Co-Lead Counsel for Plaintiffs

Delaware Counsel for Plaintiffs

ANDREWS & SPRINGER, LLC

OF COUNSEL:

By: */s/ Peter B. Andrews*   .
Peter B. Andrews (# 4623)
Craig J. Springer (# 5529)
3801 Kennett Pike
Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4957

KAHN SWICK & FOTI, LLC
Michael J. Palestina
206 Covington Street
Madisonville, LA 70447
Tel.: (504) 455-1400
Fax: (504) 455-1498

Co-Lead Counsel for Plaintiffs

Delaware Counsel for Plaintiffs